FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 1, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Press Release

Amsterdam, 1 November 2007

Announcement regarding share and option plans for the ABN AMRO Managing Board members and severance package for Rijkman Groenink

In line with our usual policy of transparency, ABN AMRO today discloses the total value of share and options schemes for Managing Board members following a decision by the Supervisory Board to approve the award scheme relating to the Performance Share Plan (PSP) for 2006 and 2007.

Following the change of ownership, members of the ABN AMRO Managing Board tendered shares to the offer of the Consortium. Consistent with the terms of the executive remuneration schemes approved by shareholders, all outstanding shares and options earned by the Managing Board and staff prior to the change of ownership were cash settled at EUR 37.88 a share.

Share awards for the Managing Board are linked to the performance of the bank, including the total return to shareholders (TRS) and the average return on equity (ROE), and has been accumulated over a long period of time. Details are available in the annual reports. For the latest two cycles 2006-2009 and 2007-2010 the award has been set at 150%, given ABN AMRO’s number 1 position in the peer group. The performance award in the last cycle was in the form of phantom shares. These shares, which have fiscal advantages for the bank, do not have voting rights and therefore can't be listed in the AFM register. Further details of the total awards will be disclosed via the usual channels: the annual report 2007 and the AFM website.

Furthermore, ABN AMRO’s Supervisory Board and Rijkman Groenink, who will resign as Chairman of the Managing Board at the Extraordinary General Meeting of shareholders later today, have agreed a severance package.  As part of the agreement, Mr Groenink will receive 22 months of salary plus (on target) bonus, amounting to EUR 4.3 million.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC ("Barclays") and the consortium of Banco Santander Central Hispano, S.A., Fortis SA/NV and the Royal Bank of Scotland Group plc ("RBS" and collectively, the "Consortium"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the "SEC"). For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: November 1, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofste
		Name:	Petri Hofste
		Title:	Group Accounting Officer